Exhibit 1

250 Royal Palm Way • Suite 201 • Palm Beach, FL 33480 • (203) 552-9600 • wbkanders@kanders.com

Board of Directors

Clarus Corporation

2084 East 3900 South

Salt Lake City, UT 84124

September 15, 2023

Dear Members of the Board of Directors:

I am writing to submit this non-binding indication of interest regarding an acquisition of the Precision Sports business conducted by Clarus Corporation (the “Company”), including through the Sierra Bullets and Barnes Bullets brands (the “Business”).

As of September 15, 2023, either directly, or through my affiliate Kanders GMP Holdings, LLC (“Kanders GMP”) and other affiliates, I currently beneficially own 6,353,234 shares of the Company’s common stock, representing approximately 15.4% of the Company’s outstanding shares. Based on my knowledge as a stockholder and as Executive Chairman of the Board of Directors of the Company, and my review of publicly available information, I believe a sale of the Business would be beneficial to the Company, and am therefore proposing to acquire the Business through an affiliate of Kanders GMP for approximately $160 million on a cash-free, debt-free basis, consisting of (i) $140 million in cash available immediately at the closing and (ii) $20 million pursuant to a seller note issued by the buyer. The seller note would accrue interest at a customary rate per annum, and come due in 7 years or sooner. I would expect the Business to be delivered with a normal level of working capital consistent with the past 12 months.

The proposed transaction would be funded through a combination of cash and new debt financing obtained by the buyer entity, as well as the seller note described above. I am confident such financing can be obtained on agreeable terms, such that the proposed transaction would close during the fourth quarter of 2023. Upon closing, the proposed cash proceeds to the Company would exceed its existing obligations for bank debt, and provide the Company with immediate financial flexibility. I believe that the proposed transaction will bring significant near-term value to shareholders and enable the Company to focus on its attractive organic growth initiatives in its Outdoor and Adventure segments where it has excellent leadership in place with Neil Fiske and Mat Hayward, respectively. Without the constraints of leverage, the Company will be free to pursue strategic and accretive M&A opportunities, without the added regulatory and political scrutiny that comes with also operating the Business.

My willingness to enter into a binding agreement for the proposed transaction is subject to (a) negotiation and execution of a mutually satisfactory definitive agreement and related documentation, with customary protective provisions, (b) completion of confirmatory due diligence, and (c) any required corporate or regulatory approvals. While any transaction would be subject to compliance with standard covenants and conditions to closing, given my familiarity and comfort with the Business, there would be limited representations and warranties and diligence concerns.

I am prepared to move expeditiously to negotiate a definitive binding agreement within the next 30 days, and to do so in a manner that would minimize disruption to the Company’s operations.  I am not requesting any exclusivity commitment from the Company, and would expect the Company to consider any alternative transactions while we negotiate a definitive agreement. Given my current beneficial ownership in the Company, and position as Executive Chairman of the Board of Directors, I am encouraging you to promptly form a special committee (the “Special Committee”) of disinterested and independent directors to consider and make a recommendation to the Board regarding (including the authority to reject) this proposal and any alternative transaction. I expect that the Special Committee would also have authority to retain and seek advice from its own legal and financial advisors, each of whom would be independent from, and free from conflict with me or any of my affiliates.

In the event the Board of Directors moves forward with establishing the Special Committee, please instruct the committee or its advisor to contact my outside counsel, Carl Marcellino at Ropes & Gray LLP, via email to Carl.Marcellino@ropesgray.com.

This letter is non-binding, does not create or impose any legal obligation on any party (including any obligation to continue discussions regarding the proposed transaction), and does not constitute an offer capable of acceptance. Neither I nor any of my affiliates will be legally bound to enter into any transaction with the Company until the parties enter into definitive agreements, and then only on the terms and subject to the conditions set forth in those definitive agreements.

Given the foregoing proposal represents a material change in my intention with respect to my investment in the Company, I will make this proposal public via an amendment to the Schedule 13D/A I previously filed with the Securities and Exchange Commission on June 2, 2022.

Thank you in advance for your consideration.

Very truly yours,

Warren B. Kanders

250 Royal Palm Way

Suite 201

Palm Beach, Florida 33480